Mail Stop 0305

							November 9, 2004


Martha D. Rehm, Esq.
Senior Vice President and
General Counsel
Vail Resorts, Inc.
Post Office Box 7
Vail, Colorado 81658

Re:	Vail Resorts, Inc.
	Form S-3 filed October 12, 2004
	File No. 333-119687

Dear Ms. Rehm:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forward-Looking Statements, page 1

1. Please move the Forward-Looking Statements disclaimer to appear after the summary and risk factors sections. Only minimal information should be placed between the table of contents and the summary section.

Vail Resorts, Inc., page 3

2. Since you reference the percentage breakdown of your revenues for the 2004 fiscal year, consider also disclosing the amount of revenue and the amount of your net income/loss for that same period.

3. Supplementally provide us with objective support for the assertions that you own five "premier" ski resort properties and that your diverse clientele is made up of an "attractive demographic profile" or revise to frame those statements as your belief.

Risk Factors, page 4

4. Please remove the qualifying language from the last two sentences of the introductory paragraph and clarify that you have included all material risks to your business and that are associated with this offering. If risks are not deemed material, please do not reference them.

Our future development plans might not be successful, page 6

5. Please clarify this risk factor by identifying the development plans you refer to.

6. Consider revising this risk factor to separately state the risks relating to your ability to fund your projects. In that regard, include in the new risk factor a more detailed discussion of the last paragraph on page 6.

If we do not retain our key personnel..., page 9

7. Please identify the "key personnel" you refer to in this risk factor.

Our future development plans might not be successful, page 6

8. Please revise this risk factor discussion to provide more detail with regard to the significant development plans you have, and address the impact these projects might have on your operations so that investors can better appreciate the magnitude of this risk.

Future sales of shares of our common stock could depress the price of the common stock, page 9

9. Please provide more detail so that investors can better understand the magnitude of the risk. For example, please disclose the estimated date(s) on which the 13 million shares of "restricted securities" can be resold into the public market without registration, quantify the number of shares of common stock that can be sold pursuant to stock option exercises, and clarify whether those are all vested stock options.


Our substantial indebtedness could adversely affect our financial health, page 11

10. Revise your disclosure to briefly describe the covenants in your indenture that would limit your ability to engage in activities that may be in the shareholders` best interests.

Selling Stockholders, page 15

11. Please revise your disclosure to explain in greater detail the distribution of the common shares by Apollo Ski Partners, L.P. to its partners. For example, will the partnership continue to exist after the distribution; are the shares being distributed to all the partners; and, is the distribution proportional to each partner`s interest in the partnership?

12. In conjunction with the comment above, please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If so, advise us whether their shares are being distributed to them as compensation for investment banking services or as investment shares.

13. In the next amendment, please provide all of the information required under Item 507 of Regulation S-K.

14. Revise your disclosure to state that the selling shareholders
"may be deemed underwriters."

Exhibit 5.1

15. Please delete the phrase that you "advise" us of your opinion in the third paragraph, and instead affirmatively state that this is your opinion.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions to Hanna Teshome at (202) 942-2975, or in her absence to me at (202) 942-2936.

								Sincerely,



								Sara W. Dunton
								Special Counsel



cc: via facsimile
James J. Clark, Esq.
Luis R. Penalver, Esq.
Cahill Gordon & Reindel LLP
(212) 269-5420
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Vail Resorts, Inc.
November 9, 2004
Page 1